Mail Stop 3561

March 23, 2007

By Facsimile and US Mail

Mr. Nicholas C. Rose
Finance Director
Diageo plc
8 Henrietta Place
London, W1G 0NB
England

> **Re:** **Diageo plc**
> **Form 20-F for the fiscal year ended June 30, 2006**
> **Filed September 25, 2006**
> **File No.1-10691**

Dear Mr. Rose:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief